SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)
(Rule 13d-101)
ELANDIA INTERNATIONAL INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
28413U 20 4

(CUSIP Number)
Jose Martos Martinez
General Counsel
Amper, S.A.
c/ Marconi, 3
Parque Tecnológico de Madrid
28760 Tres Cantos
Madrid, Spain
Tel: 34 91724 3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 31, 2011

(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS Amper, S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Spain

	7	SOLE VOTING POWER

NUMBER OF		150,745,913*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,745,913*

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,745,913*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, HC
* See Item 3. Source and Amount of Funds or Other Consideration.

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ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $0.00001 par value (the “Common Stock”) of eLandia International Inc., a Delaware corporation (the “Company” or “eLandia”). The principal executive offices of the Company are located at 8200 NW 52nd Terrace, Suite 102, Miami, FL 33166.
ITEM 2. IDENTITY AND BACKGROUND
This statement is being filed by Amper, S.A., a corporation organized under the laws of Spain (the “Reporting Person” or “Amper”).
The Reporting Person’s principal business is to design and implement integrated solutions and information systems for civilian and military communications.
The principal business address of the Reporting Person is:

c/ Marconi, 3 Parque Tecnológico de Madrid 28760 Tres Cantos Madrid, Spain
The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On May 24, 2010, eLandia, its wholly-owned subsidiary, Elandia/Desca Holdings, LLC (“Desca Holdings”), and Amper entered into a Strategic Alliance Agreement (the “Alliance Agreement”). Pursuant to the Alliance Agreement, the parties established an alliance for the purpose of expanding each party’s access to the Caribbean and Latin American markets and providing the parties the opportunity to offer their combined portfolio of products, services, technology solutions and technical resources throughout the region. In addition to the marketing and sales opportunities of the strategic alliance, the parties also agreed to evaluate a potential equity transaction pursuant to which eLandia would acquire all or a part of Medidata Informatica, S.A., Amper’s wholly-owned subsidiary (“Medidata”), offering integrated communications solutions to telecommunications operators, corporations, financial clients and governments in Brazil, and retain the Exclusivity Advance described below, in exchange for the issuance to Amper of a majority of eLandia’s capital stock.
The Alliance Agreement included provisions pursuant to which the parties agreed to a mutual due diligence and exclusive negotiations period ending April 30, 2011. During this period, and subject to the duties of eLandia’s board of directors to consider unsolicited superior alternative transactions, eLandia agreed that it would not solicit, negotiate or enter into discussions with a third party, other than Amper or its affiliates, regarding an alternative transaction. During the exclusivity period, Amper agreed not to transfer any of its interests in Medidata or enter into discussions with any third party regarding such transfer. In consideration for these exclusivity covenants, Amper advanced to eLandia the sum of $5 million (the “Exclusivity Advance”). The Exclusivity Advance was funded out of working capital. There were no borrowed funds used to fund the Exclusivity Advance. The Exclusivity Advance was then applied towards the future equity transaction between Amper and eLandia.

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On July 29, 2010, eLandia and Amper entered into a Contribution Agreement, as amended by the First Amendment to Contribution Agreement effective December 2, 2010 (the “Contribution Agreement”). Pursuant to the Contribution Agreement, Amper would acquire 85% of eLandia’s newly issued common stock in exchange for the contribution to eLandia by Amper of approximately 90% of the outstanding capital stock of Hemisferio Norte Brasil, S.L. (“Hemisferio”). Hemisferio owns 100% of Hemisferio Sul Participaçoes Ltda., which owns 88.96% of Medidata, which owns 100% of XC Comercial e Exportadora Ltda. Amper was not required under the terms of the Contribution Agreement to use any additional funds to close on the transactions contemplated by the Contribution Agreement.
Under the terms of the Contribution Agreement, eLandia was granted an option to acquire the balance of Amper’s interest in Hemisferio for an option price equal to $8.9 million. The option may be exercised for a six-month period following the closing under the Contribution Agreement and the option price is payable by eLandia through the issuance to Amper of additional shares of eLandia’s common stock at a price per share equal to the fair market value of eLandia’s common stock as of the option exercise date.
On March 31, 2011, Amper and eLandia executed and delivered certain closing documents under the Contribution Agreement subject to such closing documents being held in escrow pending the receipt of a stock certificate representing 150,745,913 shares of Common Stock issued in the name of Amper, stock certificates representing the 5,223,517 capital shares of Hemisferio transferred to the name of eLandia (which transfer requires registration with certain Spanish and Brazilian authorities), and certain related legal opinions. Pursuant to the escrow letter entered into in conjunction therewith, the items must be delivered to the escrow agent prior to the end of May 2011. Upon receipt of these pending items by the escrow agent, the escrowed materials will be released, the closing will be consummated and control will be transferred accordingly. Until such time as all of the conditions to release of the escrowed materials are satisfied, Amper shall not have any voting or other rights with respect to the shares of Common Stock which are the subject of this Report on Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Person acquired the shares of Common Stock pursuant to the Contribution Agreement for the purpose of acquiring a controlling interest in eLandia. The Reporting Person expects to discuss their investment and controlling interest in eLandia with the Board of Directors, management, other investors, industry analysts and others. These considerations, discussions and other factors may result in the Reporting Person’s consideration of various alternatives with respect to their investment and controlling interest, including possible changes in the present Board of Directors and/or management of eLandia. In addition, the Reporting Person may acquire additional eLandia securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in eLandia in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.
Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of eLandia, or the disposition of securities of eLandia; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving eLandia or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of eLandia or of any of its subsidiaries; (d) any change in the present board of directors or management of eLandia, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of eLandia; (f) any other material change in eLandia’s business or corporate structure; (g) changes in eLandia’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of eLandia by any person; (h) causing a class of securities of eLandia to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of eLandia’s becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Person will develop any plans or proposals with respect to any of these matters. However, the Reporting Person reserves the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     (a) The Reporting Person owns 150,745,913 shares of Common Stock, or 85% of all issued and outstanding shares of Common Stock of eLandia.
     (b) The Reporting Person has sole power to vote or to direct the vote of the shares held by it and has the sole power to dispose of or to direct the disposition of the shares held by it. See Item 3. Source and Amount of Funds or Other Consideration.
     (c) Other than the acquisition of the shares of Common Stock reported herein, the Reporting Person has not effected any transactions in the shares of eLandia during the past 60 days.
     (d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.
     (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Pursuant to the closing held on March 31, 2011 in accordance with the terms of the Contribution Agreement, the stock certificate evidencing the 150,745,913 shares of Common Stock was delivered to Amper’s counsel as escrow agent to be held in escrow pending the satisfaction of certain recordation and delivery formalities.
Under the terms of the Contribution Agreement, eLandia was granted an option to acquire the balance of Amper’s interest in Hemisferio for an option price equal to $8.9 million payable to Amper through the issuance of additional shares of eLandia’s Common Stock at a price per share equal to the fair market value of eLandia’s Common Stock as of the option exercise date.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
10.1	Strategic Alliance Agreement, dated May 24, 2010, among eLandia, Desca and Amper. (incorporated by reference to Exhibit 10.1 in eLandia’s Form 10-Q filed with the SEC on August 16, 2010).

10.2	Contribution Agreement, dated July 29, 2010, between eLandia and Amper (incorporated by reference to Exhibit 10.2 in eLandia’s Form 10-Q filed with the SEC on August 16, 2010).

10.3	First Amendment to Contribution Agreement, effective as of December 2, 2010, between eLandia and Amper (incorporated by reference to Exhibit 10.1 in eLandia’s Form 8-K filed with the SEC on April 4, 2011).

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 11, 2011

AMPER, S.A.
By:	/s/ Jose Martos Martinez
	Name:	Jose Martos Martinez
	Title:	General Counsel